August 5, 2008
VIA EDGAR AND FACSIMILE
Mr. Mark P. Shuman
Division of Corporation Finance (Mail Stop 4561)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Silicon Mountain Holdings, Inc.
File No. 333-146971
Form S-1
Filed October 26, 2007
Amended January 10, 2008 and February 4, 2008
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned Silicon Mountain Holdings, Inc. (the “Company”) hereby requests the Commission’s consent to withdraw the above-referenced registration statement on Form S-1 (filed on Form SB-2 on October 26, 2007, as amended on Form SB-2/A on January 10, 2008 and as further amended on Form S-1/A on February 4, 2008) (the “Registration Statement”).
The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Act. The Company has concluded that, in accordance with Rule 415 under the Act, it is no longer appropriate to register for sale all of the securities sought to be registered pursuant to the Registration Statement.
No securities have been offered or sold pursuant to the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.
The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.
If you have questions or comments about the foregoing, please call the undersigned at (303) 938-1155 or Alan Talesnick of Patton Boggs LLP at (303) 894-6378.
Sincerely yours,
SILICON MOUNTAIN HOLDINGS, INC.

/s/ Rudolph (Tré) A. Cates, III

Rudolph (Tré) A. Cates, III
President, Chief Executive Officer and Director
Silicon Mountain Holdings, Inc.
4755 Walnut Street, Boulder, Colorado 80301
Telephone: 303.938.1155 • Fax: 303.427.6896
www.smmdirect.com